NEWS FOR IMMEDIATE RELEASE







         THE MANITOWOC COMPANY APPOINTS CARL J. LAURINO

                     AS CORPORATE TREASURER





MANITOWOC, WI - May 8, 2001 - The Manitowoc Company, Inc. (NYSE:

MTW) announced today that Carl J. Laurino, 39, has been elected treasurer by the company's board of directors. Mr. Laurino

assumes his new responsibilities immediately.



Laurino joined Manitowoc's corporate staff in 2000 as its

assistant treasurer and served in that capacity until his latest appointment. Prior to joining Manitowoc, Laurino spent 15 years in the commercial banking industry with Firstar Bank, Norwest

Bank, and Associated Bank. During that period, Laurino held

numerous positions of increasing responsibility including

commercial loan credit analyst with Associated Bank, commercial loan officer with Norwest Bank, and vice president/commercial banking manager with Firstar Bank of Wisconsin.



As treasurer of The Manitowoc Company, Laurino will be

responsible for global cash management, development and

implementation of foreign currency and interest rate hedging strategies, and management of bank and debt-market relationships.

He will also participate in corporate strategic planning, merger and acquisition activities, as well as retirement fund

management.



Laurino is a graduate of the University of Wisconsin - Eau

Claire, with a BBA in finance.



The Manitowoc Company, Inc. is a leading manufacturer of ice-cube machines, ice/beverage dispensers, and commercial refrigeration equipment for the foodservice industry.  It is also a leading producer of lattice-boom cranes, boom trucks, and related

products for the construction industry, and is the leading

provider of ship repair, conversion, and new-construction

services for the Great Lakes maritime industry.







Company contact:



Thomas G. Musial

Senior Vice President - Human Resources & Administration

Telephone: 920-683-8160

Fax: 920-683-8126

E-mail: tmusial@manitowoc.com